

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2023

David Bourdon
Chief Financial Officer and Treasurer
LifeStance Health Group, Inc.
4800 N. Scottsdale Road
Suite 6000
Scottsdale, Arizona 85251

> **Re: LifeStance Health Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-40478**

Dear David Bourdon:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services